 SEC Filing

THE BOARD OF TRUSTEES OF

ANCORA TRUST

MINUTES EXCERPT

Meeting Held:

At the Office of the Trust on

February 15, 2007

Trustees in Attendance:

Richard Barone

Raj Aggarawal (Independent)

Donald Lerner (Independent)

Austin Mulhern (Independent)

Anne Ogan (Independent)

Fidelity Bond.

The next order of business was the consideration of the fidelity bond on behalf of the Funds in order to satisfy the requirements of the 1940 Act.  Mr. Zucker distributed a quote from Siebert-Keck relating to a bond from Zurich.  After discussion, upon motion duly made and seconded, the Board unanimously adopted the following resolution:

RESOLVED, that the Fidelity Bond is hereby approved.

/s/ Bradley A Zucker

Bradley A. Zucker, Secretary

Attest:

/s/ Richard A. Barone

Richard A. Barone, Chairman

ANCORA ADVISORS LLC

One Chagrin Highlands

2000 Auburn Drive, Suite 300

Cleveland, OH  44122

December 29, 2006

To:

Ancora Income Fund

Ancora Equity Fund

Ancora Special Opportunity Fund

Ancora Bancshares

Ancora Homeland Security Fund

(the “Funds”)

Gentlemen:

Ancora Advisors LLC (“Advisors”) is the investment advisor to each of the Funds.

The Funds are joint insureds under an Investment Company Blanket Bond issued by Zurich US, Bond No. FIB 0006561-00 (the “Bond”).  The Bond has a deductible clause providing for a deductible amount of $10,000.

Advisors hereby indemnifies the Funds for the portion of any loss that would be covered by the Bond, but for the deductible clause in the Bond, provided that the maximum liability of Advisors under this letter shall not exceed $10,000 in the aggregate.

Advisors agrees to promptly notify the independent Trustees and independent certified public accountants of a Fund at any time there is a loss which would have been covered by the Bond, but for the deductible clause.  Each Fund will maintain, in accordance with the general recordkeeping requirements of Rule 31a-2(a) under the Investment Company Act of 1940, a copy of any notice of loss sent to the independent Trustees of such Fund.

This letter agreement shall remain in effect until the effective date of the termination or cancellation of the Bond.

Very truly yours,

ANCORA ADVISORS LLC

By:

/s/Richard A. Barone, Chairman

Richard A. Barone, Chairman

{446270:3}

ANCORA ADVISORS LLC

One Chagrin Highlands

2000 Auburn Drive, Suite 420

Cleveland, OH  44122

December 29, 2006

To:

Ancora Income Fund

Ancora Equity Fund

Ancora Special Opportunity Fund

Ancora Bancshares

(the “Funds”)

Ancora Homeland Security Fund

Ancora Capital

Ancora Securities, Inc.

Ancora Advisors, LLC

Re:

Fidelity Bond

Gentlemen:

The parties hereto are named as joint insured pursuant to a certain Investment Company Blanket Bond Number 6214280 issued by Zurich US, Bond No. FIB 0006561-00 (the “Bond”), with a limit of liability of $1,000,000.  Rule 17g-1(f) under the Investment Company Act of 1940 (the “Act”) provides that where a registered management investment company such as one of the Funds are named as insured under a joint insured bond, such investment company shall enter into an agreement with the other joint insureds providing for an equitable and proportionate share of any recovery under the bond as a result of any loss sustained.

Accordingly, it is agreed that in the event recovery is received under the Bond as a result of a loss sustained by one or more of the Funds and one or more of the other parties hereto, each Fund shall receive an equitable and proportionate share of the recovery, but at least equal to the amount of the minimum coverage required by such Fund pursuant to Rule 17g-1(d) under the Act.

Please indicate your agreement to the foregoing terms by executing a copy of this letter in the space provided and returning such executed copy.

Very truly yours,

ANCORA ADVISORS LLC

/s/ Richard A. Barone

By:

Richard A. Barone, Chairman

ANCORA INCOME FUND,

a portfolio of Ancora Trust

/s/ Richard A. Barone

By:

Richard A. Barone, Chairman

ANCORA EQUITY FUND,

a portfolio of Ancora Trust

/s/ Richard A. Barone

By:

Richard A. Barone, Chairman

ANCORA SPECIAL OPPORTUNITY FUND,

a portfolio of Ancora Trust

/s/ Richard A. Barone

By:

Richard A. Barone, Chairman

ANCORA BANCSHARES,

a portfolio of Ancora Trust

/s/ Richard A. Barone

By:

Richard A. Barone, Chairman

ANCORA HOMELAND SECURITY FUND.,

a portfolio of Ancora Trust

/s/ Richard A. Barone

By:

Richard A. Barone, Chairman

ANCORA CAPITAL INC.

/s/ Christopher R. Barone

By:

Christopher R. Barone, President

ANCORA SECURITIES INC.

/s/ Christopher R. Barone

By:

Christopher R. Barone, President

ANCORA ADVISORS INC.

/s/ Richard A. Barone

By:

Richard A. Barone, Chairman

{446268:}

The F&D Companies

FINANCIAL INSTITUTION BOND

Standard Form No. 14, Revised to October, 1987

Home Office
P.O. Box 1227
Baltimore, MD 21203

FIDELITY AND DEPOSIT COMPANY OF MARYLAND

(stock insurance companies herein called Underwriter)

Bond No. FIB 0006561 00

DECLARATIONS

Item 1. Name of Insured (herein called Insured):
THE PARTIES LISTED AS INSURED IN RIDER F259
ATTACHED HERETO AND MADE A PART HEREOF

Principal Address:

2000 Auburn Drive, Suite 300
Cleveland OH 44122

Item 2. Bond Period: from 12:01 a.m. 1-01-07 to 12:01 a.m. 1-01-08 standard time at the Principal Address shown in Item 1. above.

Item 3. The Aggregate Liability of the Underwriter during the Bond Period shall be $ 1,000,000

Item 4. Subject to Sections 4. and 11. hereof,
the Single Loss Limit of Liability is $ 1,000,000

and the Single Loss Deductible is $ 10,000

Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be part of and not in addition to amounts set forth above. (If an Insuring Agreement or Coverage is to be deleted, insert "Not Covered.")

Amount applicable to:	Single Loss Limit of Liability	Single Loss Deductible
Insuring Agreement (D)--**FORGERY OR ALTERATION**	$ 1,000,000	$ 10,000
Insuring Agreement (E)--**SECURITIES**	$ 1,000,000	$ 10,000
Coverage on Partners	$ NOT COVERED	$ NOT COVERED
Optional Insuring Agreements and Coverages:	SEE ATTACHED SCHEDULE A	

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 5. The liability of the Underwriter is subject to the terms of the following riders attached hereto:
F253 F258 F259 F285 SR6100e

Item 6. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or or policy(ies) No.(s) NA such termination or cancelation to be effective as of the time this bond becomes effective.

Countersigned by: ____________ Authorized Representative

TSB5062b (F4725b)
Financial Institution Bond, Standard Form No. 14
Revised to October, 1987

FIB14 Page 1 of 8
INSURED

RIDER/ENDORSEMENT

ZURICH

This rider/endorsement forms a part of and is issued by the Underwriter/Company of the bond/policy numbered below.

If this form is issued concurrently with the bond/policy, this Attaching Clause need not be completed.

To be attached to and form part of Bond/Policy No. **FIB 0006561-00** Effective Date **01-01-2007**

NAMED INSURED

It is agreed that:

The Insured under the attached bond/policy are as follows:

Ancora Income Fund

Ancora Equity Fund

Ancora Special Opportunity Fund

Ancora Bancshares

Ancora Homeland Securities Fund

F259 NAMED INSURED RIDER/ENDORSEMENT
FOR USE WITH BONDS AND POLICIES FOR FINANCIAL INSTITUTIONS.
6/05)

page 1 of 1

Includes copyrighted material of The Surety Association of America with its permission.
Copyright, The Surety Association of America, 1997

The F&D Companies

FINANCIAL INSTITUTION BOND
STANDARD FORM NO. 14

The F&D Companies
P.O. Box 1227
Baltimore, MD 21203

The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

INSURING AGREEMENTS

FIDELITY

(A) Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(a) to cause the Insured to sustain such loss; and

(b) to obtain financial benefit for the Employee and which, in fact, result in obtaining such benefit.

As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

ON PREMISES

(B) (1) Loss of Property resulting directly from

(a) robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or

(b) theft, false pretenses, common-law or statutory larceny, committed by a person present in an office or on the premises of the Insured,

while the Property is lodged or deposited within offices or premises located anywhere.

(2) Loss of or damage to

(a) furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat, or by vandalism or malicious mischief, or

(b) such office resulting from larceny or theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of such office by vandalism or malicious mischief,

provided that

(i) the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and

(ii) the loss is not caused by fire.

IN TRANSIT

(C) Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of

(a) a natural person acting as a messenger of the Insured (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger), or

(b) a Transportation Company and being transported in an armored motor vehicle, or

(c) a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:

(i) records, whether recorded in writing or electronically, and

(ii) Certificated Securities issued in registered form and not endorsed, or with restrictive endorsements, and

(iii) Negotiable Instruments not payable to bearer, or not endorsed, or with restrictive endorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.

FORGERY OR ALTERATION

(D) Loss resulting directly from

(1) Forgery or alteration of, on or in any Negotiable Instrument (except an Evidence of Debt), Acceptance, Withdrawal Order, receipt for the withdrawal of Property, Certificate of Deposit or Letter of Credit,

(2) transferring, paying or delivering any funds or Property or establishing any credit or giving any value on the faith of any written instructions or advices directed to the Insured and authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices purport to have been signed or endorsed by any customer of the Insured or by any financial institution but which instructions or advices either bear a signature which is a Forgery or have been altered without the knowledge and consent of such customer or financial institution.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

SECURITIES

(E) Loss resulting directly from the Insured having, in good faith, for its own account or for the account of others,

(1) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any original

(a) Certificated Security,

(b) deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,

(c) Evidence of Debt,

(d) Instruction to a Federal Reserve Bank of the United States, or

(e) Statement of Uncertificated Security of any Federal Reserve Bank of the United States

which

(i) bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a Forgery, or

(ii) is altered, or

(iii) is lost or stolen;

(2) guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, or any items listed in (a) through (c) above;

(3) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) and (b) above which is a Counterfeit

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

COUNTERFEIT CURRENCY

(F) Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.

GENERAL AGREEMENTS

NOMINEES

A. Loss sustained by any nominee organized by the Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees shall, for all the purposes of this bond and whether or not any partner of such

TSB5062b (10/87)
FIB14 Page 2 of 8

under whom the Insured compensates directly by salary or commissions and whom the Insured has the right to direct and control while performing services for the Insured;

(2) an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured:

(3) a person provided by an employment contractor to perform employee duties for the Insured under the Insured's supervision at any of the Insured's offices or premises covered hereunder; and a guest student pursuing studies or duties in any of said offices or premises;

(4) an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond;

(5) each natural person, partnership or corporation authorized by the Insured to perform services as data processor of checks or other accounting records of the Insured (not including preparation or modification of computer software or programs), herein called Processor. (Each such Processor, and the partners, officers and employees of such Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the second paragraph of Section 12. A Federal Reserve Bank or clearing house shall not be construed to be a processor.) and

(6) a Partner of the Insured, unless not covered as stated in Item 4 of the Declarations.

(f) Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer's debt to the Insured.

(g) Financial Interest in the Insured of the Insured's general partner(s), or limited partner(s), committing dishonest or fraudulent acts covered by th is bond or concerned or implicated therein means:

(1) as respects general partners the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this bond, in the aggregate of:

(a) the "net worth" of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and

(b) the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as set-off against loss covered by this bond;

provided, however, that if such "net worth" adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (g)(1)(b) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and

(2) as respects limited partners the value of such limited partner's(') investment in the Insured.

(h) Forgery means the signing of the name of another person or organization with intent to deceive; it does not mean a signature which consists in whole or in part of one's own name signed with or without authority, in any capacity, for any purpose.

(i) Guarantee means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

(j) Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of the Uncertificated Security specified be registered.

(k) Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

(l) Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

(m) Negotiable Instrument means any writing

(1) signed by the maker or drawer
(2) containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and
(3) is payable on demand or at a definite time; and
(4) is payable to order or bearer.

(n) Partner means a natural person who

(1) is a general partner of the Insured, or

(2) is a limited partner and an Employee (as defined in Section 1 (e) (1) of the bond) of the Insured.

(o) Property means Money, Certificated Securities, Uncertificated Securities of any Federal Reserve Bank of the United States, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not hereinbefore enumerated.

(p) Statement of Uncertificated Security means a written statement of the issuer of an Uncertificated Security containing:

(1) a description of the Issue of which the Uncertificated Security is a part;
(2) the number of shares or units:
   (a) transferred to the registered owner;
   (b) pledged by the registered owner to the registered pledgee;
   (c) released from pledge by the registered pledgee;
   (d) registered in the name of the registered owner on the date of the statement; or
   (e) subject to pledge on the date of the statement;
(3) the name and address of the registered owner and registered pledgee;

FIB14 Page 4 of 8

(q) loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured takes possession of such property, except when covered under Insuring Agreements (A) or (B)(2);

(r) loss of Property while

(1) in the mail, or

(2) in the custody of any Transportation Company, unless covered under Insuring Agreement (C),

except when covered under Insuring Agreement (A);

(s) potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;

(t) damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond;

(u) all fees, costs and expenses incurred by the Insured

(1) in establishing the existence of or amount of loss covered under this bond, or

(2) as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

(v) indirect or consequential loss of any nature;

(w) loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);

(x) loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;

(y) loss caused directly or indirectly by a Partner of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner and the Deductible Amount applicable to this bond, and then for the excess only;

(z) loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments;

(aa) loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized .

DISCOVERY

Section 3. This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

LIMIT OF LIABILITY

Section 4.

Aggregate Limit of Liability

The Underwriter's total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liabiity shall be reduced by the amount of any payment made under the terms of this bond .

Upon exhaustion of the Aggregate Limit of Liability by such payments:

(a) The Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

(b) The Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of Section 7. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability.

Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability, the Underwriter's liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability.

Single Loss Defined

Single Loss means all covered loss, including court costs and attorneys' fees incurred by the Underwriter under General Agreement F, resulting from

(a) any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated, or

(b) any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or

(c) all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or

(d) any one casualty or event not specified in (a), (b) or (c) preceding.

NOTICE/PROOF—LEGAL PROCEEDINGS AGAINST UNDERWRITER

Section 5.

(a) At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

(b) Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

(c) Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

(d) Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

(e) If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

(f) This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.

VALUATION

Section 6. Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

Securities

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the

FIB14 Page 6 of 8

rence of any of the following:—(a) 60 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or (c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or (d) immediately upon the taking over of the Insured by another institution, or (e) immediately upon exhaustion of the Aggregate Limit of Liability, or (f) immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.

This bond terminates as to any Employee or any partner, officer or employee of any Processor—(a) as soon as any Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.

Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination.

IN WITNESS WHEREOF, the Underwriter has caused this Bond to be signed by its President and by its Secretary at Baltimore, Maryland, and to be countersigned on the DECLARATIONS page by a duly authorized representative.

Attest:

By

Secretary

President

FIB14 Page 8 of 8

The F&D Companies

SCHEDULE A

Home Office
P.O. Box 1227
Baltimore, MD 21203

To be attached to Bond No. FIB 0006561 00

Optional Insuring Agreements and Coverages	Single Loss Limit of Liability	Single Loss Deductible
Audit Claims & Expense	$ 25,000	$ 0
Unauthorized Signature	$ 25,000	$ 10,000

0176

Page 01 of 01

INSURED

RIDER

ZURICH

This rider forms a part of and is issued by the Underwriter of the bond numbered below.

If this form is issued concurrently with the bond, this Attaching Clause need not be completed.

To be attached to and form part of Bond No. FIB 0006561 00 Effective Date 1-01-07

MODIFICATIONS

It is agreed that:

1. Items (1)(d) and (e) of Insuring Agreement (E) SECURITIES are deleted and replaced by the following:

   (d) Instruction; or

   (e) Statement of Uncertificated Security;

2. Item (w) of Section 2. EXCLUSIONS is deleted.

3. Item (o) of Section 1. DEFINITIONS is deleted and replaced by the following:

   (o) Property means Money, Certificated Securities, Uncertificated Securities, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not hereinbefore enumerated.

4. Insuring Agreement (F) COUNTERFEIT CURRENCY is deleted and replaced by the following:

   COUNTERFEIT CURRENCY

   (F) Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money.

5. General Agreement B. ADDITIONAL OFFICES OR EMPLOYEES - CONSOLIDATION, MERGER OR PURCHASE OF ASSETS - NOTICE is amended by adding a final paragraph as follows:

   If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, and if the conditions in the above paragraph are not fulfilled, then the Insured shall have such coverage as is afforded under this bond for loss which

   (a) is incurred or sustained, due to any act or acts committed by any person or persons, whether or not Employees of the Insured, after the effective date of such consolidation, merger or purchase or acquisition of assets or liabilities, and

   (b) is discovered prior to the expiration of 60 days after the effective date of such consolidation, merger or purchase or acquisition of assets or liabilities, or if the bond is terminated or canceled as an entirety prior to the expiration of the said 60 days, prior to the termination or cancelation of the bond, and

   (c) occurs in the offices or premises, or is caused by an employee or employees of the institution acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities.

F253 MODIFICATIONS RIDER
FOR USE WITH THE FINANCIAL INSTITUTION BOND, STANDARD FORM NO. 14.
(06/05)

Page 1 of 2

Includes copyrighted material of The Surety Association of America with its permission.
Copyright, The Surety Association of America, 1997

INSURED

RIDER

This rider forms a part of and is issued by the Underwriter of the bond numbered below.

If this form is issued concurrently with the bond, this Attaching Clause need not be completed.

To be attached to and form part of Bond No. FIB 0006561 00 Effective Date 1-01-07

DIRECTORS EXCLUSION AMENDED

It is agreed that:

Item (d) of Section 2. EXCLUSIONS is deleted and replaced by the following:

(d) loss resulting directly or indirectly from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless

(1) such person is also an Employee or an elected official of the Insured in some other capacity; or

(2) is performing acts coming within the scope of the usual duties of an Employee,

nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body;

F238 DIRECTORS EXCLUSION AMENDED RIDER
FOR USE WITH THE FINANCIAL INSTITUTION BOND, STANDARD FORM NO. 14.
(06/05)

Page 1 of 1

Includes copyrighted material of The Surety Association of America with its permission.
Copyright, The Surety Association of America, 1997

INSURED

RIDER

ZURICH

This rider forms a part of and is issued by the Underwriter of the bond numbered below.

If this form is issued concurrently with the bond, this Attaching Clause need not be completed.

To be attached to and form part of Bond No. FIB 0006561 00 Effective Date 1-01-07

KNOWLEDGE OF PRIOR DISHONESTY

It is agreed that:

The attached bond is amended by adding the following to Section 2. EXCLUSIONS:

This bond does not cover

loss resulting directly or indirectly from the dishonest or fraudulent acts of an Employee if any Insured, or any director or officer of an Insured who is not in collusion with such person, knows, or knew at any time, of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity and without regard to whether the knowledge was obtained before or after the commencement of this bond. Provided, however, that this exclusion does not apply to loss of any Property already in transit in the custody of such person at the time such knowledge was obtained or to loss resulting directly from dishonest or fraudulent acts occurring prior to the time such knowledge was obtained.

F285 KNOWLEDGE OF PRIOR DISHONESTY RIDER
FOR USE WITH FINANCIAL INSTITUTION BOND,
STANDARD FORM NOS. 14, 15, 24 AND 25.

Page 1 of 1

EDITION JUNE, 2006

Includes copyrighted material of The Surety Association of America, with its permission
Copyright, The Surety Association of America, 2005

INSURED

The F&D Companies

RIDER

Home Office
P.O. Box 1227
Baltimore, Md. 21203

This rider forms a part of and is issued by the Underwriter of the bond numbered below.

If this form is issued concurrently with the bond, this Attaching Clause need not be completed.

To be attached to and form part of Bond No. FIB 0006561 00 Effective Date 1-01-07

It is agreed that:

The attached bond is amended:

(a) by deleting the numbered paragraph beginning

"each natural person, partnership or corporation authorized by the Insured to perform services as Data Processor..."

from the definition of "Employee" in Section 1.;

(b) by deleting the following from the second paragraph of Section 12.:

"or any partner, officer or employee of any Processor"

Accepted:

____
(INSURED)

By:______________________________
(OFFICIAL TITLE)

SR 6100c DELETE DATA PROCESSING COVERAGE

FOR USE WITH FINANCIAL INSTITUTION BOND, STANDARD FORMS NOS. 14, 15, 24 AND 25, TO DELETE DATA PROCESSING COVERAGE.

REVISED TO DECEMBER, 1993.

F4746c

INSURED

SeibertKeck

April 17, 2007

Ancora Trust
Bradley Zucker
2000 Auburn Drive Suite 300
Cleveland, OH 44122

Re: Crime
FIB000656100
01/01/07 to 01/01/08

Dear Bradley:

Enclosed you will find the new policy issued through the ZURICH U.S. We ask that you take a moment to examine your policy carefully to make sure the limits of coverage meet your needs.

Should you have any questions at all or any changes to be made, please do not hesitate to give me a call.

Thank you for allowing Seibert-Keck Insurance Agency to service you and your insurance needs.

Sincerely,

Jill A. Lucey
Account Manager

Enclosures

2950 West Market St · Akron, Ohio 44333 · office 330 867 3140 · fax 330 864 6826 · toll free 800 626 0835 · SeibertKeck.com

ZURICH

April 2, 2007

Ancora
2000 Auburn Drive, Suite 300
Cleveland, Ohio 44122

RE: Financial Institution Bond-Standard Form 14 FIB 0006561-00

Dear Insured,
Acting upon your application, we offer the enclosed bond.
The coverages, limits and deductibles provided by this bond may vary from that requested in your application. If there are differences in coverage, limits or deductibles, these differences are a result of the agreement we reached in developing your bonding program, and they supersede what was requested in your application.

Please review this bond carefully. By retaining the bond and paying the premium billed, you have accepted the offer of coverage as established by the enclosed bond.

Yours Sincerely

Lynne McCoy
Underwriting Assistant

cc: Seibert-Keck Insurance Agency

Zurich North America
Financial Enterprises
3910 Keswick Road
Baltimore, MD
21211

Phone 1-800-553-7348 ext. 7692
Fax 1-800-433-4977
E-Mail
Lynne.McCoy@zurichna.com